As filed with the Securities and Exchange Commission on August 17, 2006.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ADAMS RESPIRATORY THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	75-2725552 (I.R.S. Employer Identification Number)

4 Mill Ridge Lane
Chester, New Jersey 07930
(908) 879-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter E. Riehemann, Esq.
Executive Vice President, Chief Legal and Compliance Officer
4 Mill Ridge Lane
Chester, New Jersey 07930
(908) 879-1400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy of Communications to:
J. Vaughan Curtis
J. Mark Ray
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall be become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
	Amount To	Offering Price	Aggregate	Registration
Title of Each Class of Securities to be Registered	Be Registered	Per Unit	Offering Price	Fee
Common stock, par value $0.01 per share	(1)	(1)	(1)	(1)

(1)	An indeterminate aggregate initial offering price and number of shares of common stock is being registered as may from time to time be offered at indeterminate prices. In accordance with Rules 456(b) and 457(r) of the Securities Act, the registrant is deferring payment of all of the registration fees.

PROSPECTUS
10,025,235 Shares
Common Stock

     This prospectus relates to 10,025,235 shares of common stock that the selling stockholders identified in this prospectus may offer and sell from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any of the proceeds from the offerings made pursuant to this prospectus.
     We issued the shares of common stock offered pursuant to this prospectus to the selling stockholders in private placement transactions. In connection with these private placements, we entered into agreements with the selling stockholders providing for registration rights with respect to the shares sold in these transactions. These registration rights agreements provided, among other things, that as soon as practicable following completion of our initial public offering, we must file a registration statement registering the shares held by the selling stockholders.
     In accordance with the registration rights granted to the selling stockholders, we have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposal of the shares of common stock offered by this prospectus.
     The selling stockholders (which term as used herein includes their pledges, donees, transferees or other successors-in-interest) identified in this prospectus may offer the shares or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
     Our common stock is listed on the NASDAQ Global Select Market under the symbol “ARxT”. On August 16, 2006, the last sale price of our common stock as reported on the NASDAQ Global Select Market was $44.04 per share.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2006

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. By using a shelf registration statement, the selling stockholders may offer and sell shares of our common stock from time to time in one or more offerings.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, as well as the information we have previously filed with the SEC is accurate only as of the documents containing the information.

SUMMARY
          The summary description of our business may not contain all information that may be important to you. You should read this entire prospectus, including the information set forth under the heading “Risk Factors” and our financial statements and related notes, included or incorporated by reference in this prospectus before making an investment decision.
           References in this prospectus to “we,” “us,” “our,” or the “Company,” unless the context requires otherwise, refer to Adams Respiratory Therapeutics, Inc. and its subsidiaries.
OUR COMPANY
          We are a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter, or OTC, and prescription pharmaceuticals for the treatment of respiratory disorders. We currently market three OTC products under our Mucinex brand, one under our Humibid brand,two under our Delsym brand, and four under our children’s line of Mucinex products. We expect to launch two additional products during calendar year 2006 that are approved by the Food and Drug Administration, or FDA.
          Our principal executive offices are located at 4 Mill Ridge Lane, Chester, New Jersey 07930, and our telephone number is (908) 879-1400. Our website address is www.adamsrt.com. The information on our website is not a part of this prospectus. A, Adams, A Adams Respiratory Therapeutics, Adams Respiratory Therapeutics, Delsym, Humibid, Humibid CS, Humibid E, Mini-Melts, Mucinex, Mucinex IN . . . Mucus OUT, Nothing Lasts Longer, Mr. Mucus, Mrs. Mucus and the Mr. Mucus and Mrs. Mucus characters are our registered trademarks or are the subject of pending trademark applications. We have also registered Mucinex in Canada and Mexico. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus is the property of its respective owner.
RISK FACTORS
          Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, as well as other information we incorporate by reference into this prospectus.
Risks Relating to Recent Developments
           An Abbreviated New Drug Application, or ANDA, for a single-ingredient, extended-release formulation of guaifenesin may have been filed with the FDA.
          We have been contacted by a company that claims to have submitted and to have received FDA acceptance for filing of an ANDA for a single-ingredient extended-release formulation of guaifenesin. This company has not, however, notified us of its paragraph IV certification, which is a requirement of the FDA filing. The drug related to this ANDA would be a generic competitor of Mucinex SE.
          We intend to vigorously defend our exclusive market position for Mucinex SE. We may not be successful, however, in maintaining our exclusive market position and can offer no assurance as to the outcome of this ANDA filing. If the FDA approves this ANDA, then our competitive position could be weakened and we may face stronger and more direct competition, which would negatively impact our business and operating results.
          We recently repurchased the Fort Worth, Texas manufacturing assets and operations from Cardinal Health PTS, LLC, or Cardinal Health.
          On July 31, 2006, we consummated the acquisition. This repurchase may disrupt supply of our products, will involve a substantial amount of time and money to complete and integrate with our operations and could distract our management from the day-to-day operations of our business.
          Because we lack manufacturing experience, we may not realize the expected savings from manufacturing our own products. In addition, we could experience production delays and significant additional costs. We may encounter difficulties in maintaining and expanding our manufacturing operations including difficulties:
•	maintaining production yields;

•	maintaining quality control;

•	maintaining costs;

•	hiring and retaining qualified personnel; and

•	complying with the FDA’s current Good Manufacturing Practices, or cGMP, regulations and guidelines.

If we encounter such difficulties in maintaining our manufacturing facility, our ability to manufacture our products will be limited, which could seriously harm our business and results of operations.
          We recently acquired the Delsym product line.
          On June 12, 2006, we consummated the acquisition of certain rights and assets related to the manufacture and sale of the Delsym product line from UCB, Inc. and UCB Manufacturing, Inc., or UCB. We may experience:
•	difficulties in integrating the Delsym product line into our existing business;

•	delays in realizing the benefits of the Delsym product line acquisition;

•	diversion of our management’s time and attention from other business concerns;

•	higher costs of integration than we anticipated;

•	difficulties in retaining key employees who are necessary to manage the Delsym product line; or

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our product lines.
          In connection with this acquisition, we entered into supply agreements pursuant to which UCB will manufacture Delsym products for us, which causes us to be vulnerable to any interruptions in our supply from UCB. If UCB is unable to supply enough product to meet the demand for Delsym products, our results of operations may suffer.
          Further, we may not be successful in our marketing of the Delsym product line and we can offer no assurance that this acquisition will be profitable.
          Risks Relating to Our Business
We depend heavily on the success of two of our existing products, Mucinex SE and Mucinex DM, and the strength of the Mucinex brand. If we are unable to continue to successfully commercialize Mucinex SE and Mucinex DM and build the Mucinex, Humibid and Delsym brands and our children’s line of Mucinex products with the introduction of new products, our results of operations and future prospects will suffer.
     Mucinex SE, Mucinex DM, Mucinex D, Humibid SE, Delsym, and our children’s line of Mucinex products are our only commercial products. Sales of Mucinex SE accounted for approximately 86.2% and 73.3% of our revenue in fiscal years 2004 and 2005, respectively, and approximately 68.3% and 69.5% of our revenue for the three and nine months ended March 31, 2006, respectively. Sales of Mucinex DM accounted for approximately 23.9% of our revenue in fiscal year 2005 and approximately 24.0% and 22.2% of our revenue for the three and nine months ended March 31, 2006, respectively. We launched Mucinex D, a product combining long-acting guaifenesin with pseudoephedrine, in October 2005. Sales of Mucinex D accounted for approximately 6.2% and 7.7% of our revenue for the three and nine months ended March 31, 2006, respectively. We launched Humibid SE, a product containing 1200 mg guaifenesin, in March 2006. Sales of Humibid SE accounted for approximately 1.5 % and 0.6% of our revenue for the three and nine months ended March 31, 2006, respectively. In the near term, we anticipate that our ability to generate revenues and establish our Mucinex, Humibid, and Delsym brands and our children’s line of Mucinex products will depend largely on the continued success of Mucinex SE and Mucinex DM and the successful commercialization of Mucinex D, Humibid SE and Delsym, and additional products that utilize the Mucinex, Humibid and Delsym brand names. We began marketing our Delsym products in June of 2006 and launched our children’s line of Mucinex products in July of 2006. Any failure or delay in our efforts to successfully commercialize our products could have a negative impact on our revenues and ability to execute our business strategy.
We rely on two suppliers of guaifenesin, the active ingredient in our Mucinex SE, Mucinex D, Mucinex DM and Humibid product lines, and we have historically had difficulty obtaining the amount of guaifenesin we have required. We also rely on a single supplier for dextromethorphan, the additional active ingredient in Mucinex DM.
          Currently, we obtain all of the guaifenesin for our Mucinex SE, Mucinex D, Mucinex DM, and Humibid product lines, from two suppliers, Boehringer Ingelheim Chemicals, Inc., or Boehringer Ingelheim, and Delta Synthetic Co., LTD, or Delta. We recently entered into a new agreement with Boehringer Ingelheim, which lasts through June 2011, and obligates Boehringer Ingelheim to supply us with a minimum amount of guaifenesin . According to the terms of our agreement with Boehringer Ingelheim, if we do not purchase at least the contractual amount of guaifenesin in any 12-month period, we must purchase 100% of our guaifenesin requirements from Boehringer Ingelheim. Although Boehringer Ingelheim has had difficulty in the past supplying us with the amount of guaifenesin we have requested, they have advised us that they are confident in their ability to supply the amount of guaifenesin they are obligated to deliver under our new contract. Under our agreement with Boehringer Ingelheim, they have also committed to using their commercially reasonable efforts to supply us with guaifenesin in excess of the contractual amount if we request such additional supply, but they have no obligation to provide us with such additional amounts. We currently also purchase guaifenesin from Delta, which the FDA has approved to supply the guaifenesin we use in Mucinex SE. Even with the Boehringer Ingelheim supply, we expect to continue to purchase additional guaifenesin from Delta for use in products where Delta guaifenesin is qualified to be used. If Boehringer Ingelheim and Delta have difficulty supplying us with our requirements for guaifenesin, we may be unable to produce sufficient quantities of the products in our Mucinex SE, Mucinex D, Mucinex DM and Humibid product lines to meet demand.
     We rely on a single supplier to provide dextromethorphan, the additional active ingredient in Mucinex DM. This supplier reduced its production of dextromethorphan in 2004 and indicated that it intended to exit the business. Recently, the supplier has agreed to provide us with an additional supply of dextromethorphan, which we expect will meet our needs for at least the next four years. We have not qualified an alternative supplier for dextromethorphan. If we do not qualify such an alternative supplier for dextromethorphan prior to the depletion of the existing supply of dextromethorphan, or if the existing supplier is unable or unwilling to provide us with the agreed-upon supply, we will not be able to meet commercial demand for Mucinex DM.
     A limited number of manufacturers operating under cGMP regulations are capable of manufacturing guaifenesin, dextromethorphan or pseudoephedrine to our specifications. We may be unable to utilize alternative manufacturing sources for these ingredients or to obtain such manufacturing on commercially reasonable terms or on a timely basis. Any transfer of our sources of supply to other manufacturers will require the satisfaction of various regulatory requirements, which could cause us to experience significant delays in receiving adequate supplies of guaifenesin, dextromethorphan, pseudoephedrine or all of these. Any delays in the manufacturing process may adversely impact our ability to meet commercial demand on a timely basis, which would negatively impact our revenues, reputation and business strategy.
We rely on Cardinal Health to perform certain aspects of the manufacture and packaging of Mucinex SE, Mucinex DM, Mucinex D, and Humibid SE. We do not have the manufacturing capacity to manufacture Delsym products or our children’s line of Mucinex products and rely on other manufacturers to manufacture those products. If such manufacturers are unable to supply enough product to meet our customers’ demand, our results of operations may suffer.
     We rely on Cardinal Health to perform certain aspects of the manufacture and packaging of Mucinex SE, Mucinex DM, Mucinex D, and Humibid SE. We rely on a single third party, UCB, to manufacture the Delsym product line and we rely on other manufacturers to manufacture our children’s line of Mucinex products.
     If our demand increases and we are unable to increase manufacturing capacity or unable to obtain additional capacity on reasonable economic terms to meet that demand, our revenues and operating results may be negatively impacted. The addition of capacity on unfavorable terms could also affect our revenue and profitability. In addition, any damage to, or disruption at, our manufacturers’ facilities could halt production of our products and materially harm our business.
     Reliance on third party manufacturers entails risks to which we would not be subject if we performed all aspects of the manufacturing process, including:
•	the possibility that third parties may not comply with the FDA’s cGMP regulations, other regulatory requirements and quality assurance;

•	the possible breach of manufacturing agreements by third parties due to factors beyond our control; and

•	the possibility of termination or nonrenewal of an agreement by a third party, based on their own business priorities, at a time that is costly or inconvenient for us.
          In the event of a supply disruption or a deterioration in our product quality from a third party manufacturer, we would have to rely on alternative manufacturing sources or identify and qualify new manufacturers. We may not be able to identify or qualify such manufacturers in a timely manner, obtain a sufficient allocation of their capacity to meet our requirements or find another manufacturer to provide a suitable source of supply for our products. In addition, alternative vendors must comply with product validation and stability testing, which may involve additional manufacturing expense or delay in production or regulatory approvals. The consequence of any resulting delays in meeting demand could negatively impact our inventory levels, sales, profitability, and reputation.

We cannot ensure that the FDA will enforce removal from the market of the existing prescription long-acting guaifenesin combination products similar to Mucinex DM and Mucinex D, and other companies may introduce products into the OTC market containing long-acting guaifenesin that are competitive with our products.
     As described more fully in our Prospectus filed with the Securities and Exchange Commission, or SEC, pursuant to Rule 424(b)(4) on December 9, 2005, under the section entitled “Government Regulation,” following its approval of Mucinex SE, the FDA took enforcement action to remove all existing long-acting, single-ingredient guaifenesin products from the market pursuant to its draft compliance policy guide that articulates its existing informal policy regarding drugs marketed in the United States that do not have required FDA approval. We believe that sales of Mucinex SE increased as a result of the FDA’s action and Mucinex SE’s resulting status as the only drug of its kind to be approved by the FDA for marketing and sale in the United States. The FDA approved Mucinex DM in April 2004 and Mucinex D in June 2004. On June 8, 2006, the FDA finalized its draft policy and stated that any product that is marketed without its approval is subject to enforcement action. As of the date of this prospectus, the FDA has not taken any action to remove from the market existing, long-acting guaifenesin and dextromethorphan combination products, which are similar to Mucinex DM, and existing, long-acting guaifenesin and pseudoephedrine combination products, which are similar to Mucinex D. We can offer no assurance that the FDA will ever undertake this action and we may never achieve the increase in sales we would anticipate if the FDA removed these competing, unapproved products from the market.
     In addition, as described more fully in our Prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 9, 2005, under the section entitled “Government Regulation,” based on our patent position and regulatory requirements, we estimate that the process of developing and obtaining the necessary FDA approvals for competitive long-acting guaifenesin products would take two to three years from the start of the process. We believe that competitors may have already begun the process of developing and obtaining FDA approval for products competitive with Mucinex SE or our other products. As a result, the effective market exclusivity that we currently enjoy for Mucinex SE, and would enjoy if the FDA removes from the market products similar to Mucinex DM or Mucinex D, may not continue. The FDA’s approval of competitive long-acting guaifenesin OTC products would slow our growth and adversely affect our results of operations.
Many of our products and product candidates rely on guaifenesin, which is an expectorant. If our competitors develop a superior expectorant, our products and our patented technology may be rendered obsolete.
     Guaifenesin is a fundamental component in all of our marketed products and many of our product candidates. Guaifenesin and the other active ingredients in our products and product candidates have been used for many years. Our competitors may develop new chemicals or compounds that render guaifenesin, our patented delivery system or our products obsolete. We can offer no assurance that our development efforts will be able to lead or keep pace with discoveries or technological advances that yield superior compounds or products or that we will recover our investment in our products before any such advancements render them obsolete.
We depend on a limited number of customers for a large portion of our sales, and demands made by, or the loss of, one or more of these customers could significantly reduce our margins or sales and adversely affect our business and financial results.
     For fiscal year 2005, our top five and top ten customers accounted for an aggregate of approximately 62% and 82% of our gross sales, respectively. For the three months ended March 31, 2006, they accounted for an aggregate of approximately 53% and 73%, of our gross sales, respectively, and for the nine months ended March 31, 2006, our top five and ten customers accounted for an aggregate of approximately 58% and 73% of our gross sales, respectively. CVS, McKesson Corporation, Walgreens, and Wal-Mart each accounted for greater than 10% of our gross sales for fiscal year 2005. For the three months ended March 31, 2006, McKesson Corporation, Walgreens and Wal-Mart each accounted for greater than 10% of our gross sales, and for the nine months ended March 31, 2006, McKesson Corporation, Walgreens, CVS and Wal-Mart each accounted for greater than 10% of our gross sales. In future periods, we expect that our top five and top ten customers will, in the aggregate, continue to account for a large portion of our sales. In addition, retailers have demanded, and may continue to demand, increased service and other accommodations, as well as price concessions. As a result, we may face downward pressure on our prices and increased expenses to meet these demands, which would reduce our margins. Given the growing trend toward consolidation of retailers, we expect demands by customers and the concentration of our sales in a small number of customers to increase. The loss of one or more of our top customers, any significant decrease in sales to these customers, pricing concessions or other demands made by these customers, or any significant decrease in our retail display space in any of these customers’ stores could reduce our sales and margins and could have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance of our future products. Our competitors may develop or commercialize products before or more successfully than us.
     Our competitors may develop products that are superior to ours or may more effectively market products that are competitive with ours. We believe that Mucinex SE, Mucinex DM, Mucinex D, Humibid SE, Delsym, and our children’s line of Mucinex products compete primarily with products with strong brand awareness marketed by large pharmaceutical companies such as:
•	Pfizer, Inc. (Sudafed®, Benadryl® and PediaCare®);

•	The Procter & Gamble Company (Dayquil®, Nyquil® and Vicks 44®);

•	McNeil PPC, Inc., an operating company of Johnson & Johnson (Tylenol Cold and Flu®, Children’s Tylenol® and Motrin Cold and Sinus®);

•	Wyeth (Robitussin®, Dimetapp® and Advil Cold and Sinus®);

•	Novartis AG (Theraflu® and Triaminic®);

•	Schering-Plough Corp. (Claritin®, Coricidin® and Drixoral®); and

•	Bayer AG (Alka Seltzer Plus Cold® and Aleve Cold and Sinus®).
     We also face substantial competition from companies that market private label brands to our largest customers, which are typically sold at lower prices than our products. We are aware that some private label brand companies have begun to market products containing immediate-release guaifenesin in tablet form; however, we do not believe any long-acting guaifenesin-based products have been introduced in the OTC market.
     With respect to all of our existing and future drug products, regardless of whether we market such products in the prescription or OTC market, we will compete with companies working to develop products and technologies that are more effective, safer or less costly than our products and technologies. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than us, have larger or more skilled sales forces to promote their products and develop more comprehensive protection for their technologies. Many of these competitors have substantially greater financial, technical and human resources than we do. Moreover, additional mergers and acquisitions in the pharmaceutical industry may result in our competitors having an even greater concentration of resources. We may not be able to maintain market acceptance of our products or successfully introduce new products if our competitors develop different or more advanced products, bring such products to market before we do or market their products more effectively in the OTC and prescription markets.
     With respect to Mucinex SE, Mucinex DM, Mucinex D, Humibid SE, Delsym, our children’s line of Mucinex products, and our other future OTC products, we also compete for brand recognition and product availability at retail stores. In addition, we compete with our competitors on price. Advertising, promotion, merchandising, packaging, and the timing of new product introductions and line extensions also have a significant impact on consumer buying decisions and, as a result, on our sales. The large pharmaceutical companies we compete against in the OTC market have considerably greater financial resources than we do and likely spend more on trade promotions and advertising. These competitors also likely benefit from greater purchasing power, stronger vendor relationships and broader distribution channels.
     Sales of our products also affect in-store position, display space and inventory levels in retail outlets. If we are not able to improve inventory levels of our products, maintain or improve in-store positioning of our products in retail stores, conduct effective advertising campaigns and other consumer and professional promotional programs, or maintain distribution and supply arrangements on competitive terms, we risk losing market share to our competitors in the OTC market.
If the FDA approves generic products that compete with any of our products, sales of our products may be adversely affected.
     Our patents will not protect our products if competitors devise ways of making products that compete with ours without legally infringing our patents. The U.S. Federal Food, Drug and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to create modified, noninfringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or prepared by such manufacturer. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use (labeling) as our product and that the generic product is absorbed in the body at the same rate and to the same extent as our product, which is known as bioequivalence. Such products would be significantly less costly than ours to bring to market, and could lead to the existence of multiple lower-priced competitive products, which would substantially limit our ability to obtain a return on the investments we have made in those products.
     Generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, even though these equivalent pharmaceuticals are sold at prices that are significantly lower than that of branded products. Companies that produce generic equivalents are generally able to offer their products at lower prices.
     After the introduction of a generic competitor, a significant percentage of the sales of a branded product are typically lost to sales of the generic product. Accordingly, competition from generic equivalents could have a material adverse impact on our revenues, profitability and cash flows.
We have generated net income for a short time and may not generate net income in the future.
     As of March 31, 2006, we have generated net income for ten consecutive quarters, and the fiscal years ended June 30, 2005 and 2004 are the only years we have shown net income. Our ability to maintain profitability depends on our ability to generate revenue from existing products and our ability to successfully develop, obtain regulatory approval for, manufacture, and commercialize our product candidates. Because of the numerous risks and uncertainties associated with our business, we can offer no assurance that we will continue to be profitable.

Adverse publicity associated with us or our products could have a material adverse effect on us.
     We are highly dependent upon consumer perceptions of us, the Mucinex, Humibid, and Delsym brands and our children’s line of Mucinex products and the safety and quality of our products. We could be adversely affected if we or the Mucinex, Humibid or Delsym brands are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Also, because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers’ use or misuse of our products, or any similar products distributed by other companies, could have a material adverse impact on our results of operations.
Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.
     Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of drugs and related products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance in an amount that we believe is reasonably adequate to insulate us from potential claims, this insurance may not fully cover potential liabilities. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business.
If we fail to obtain an adequate level of reimbursement for our products by Medicaid, our business may be adversely affected. Additionally, many state Medicaid programs do not cover the costs of our products and we cannot ensure that any Medicaid programs will continue to reimburse us for our products.
          The availability and levels of reimbursement by Medicaid affect the market for both our current and future products. Medicaid continually attempts to contain or reduce the costs of healthcare by challenging the prices charged for pharmaceuticals. For example, we are obligated to provide rebates to the state Medicaid programs on sales of our products to Medicaid beneficiaries. We expect to experience pricing pressures in connection with the sale of our current and future products due to potential increases in rebates and other downward trends in reimbursement aimed at reducing healthcare costs and legislative proposals.
               Medicaid does not generally cover the costs of OTC products. Twenty-four state programs, however, have covered and continue to cover the cost of Mucinex SE, 18 state Medicaid programs have covered and continue to cover the cost of Mucinex DM, seven state programs have covered and continue to cover the cost of Mucinex D and two state programs have covered and continue to cover the cost of Humibid. We can offer no assurance that any Medicaid program will cover any of our new products or will continue to cover our current products.
Seasonal fluctuations in demand for our products may cause our operating results to vary significantly from quarter to quarter.
     We expect retail demand for our products to be higher between October 1 and March 31 due to the prevalence of cough, cold and flu. As a result, our shipments, and therefore revenues, are expected to be higher between July 1 and March 31 to support the retail demand through that season. We generally expect our revenues during the quarter ended June 30 to be lower than the other quarters. In addition, fluctuations in the severity of the annual cough, cold and flu season may cause our operating results to vary from year to year. Due to these seasonal fluctuations in demand, our operating results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.
Risks Related to Product Development
     We may not be successful in our efforts to expand our portfolio of products.
     We intend to expand our portfolio of products by:
•	developing and commercializing line extensions of Mucinex and Humibid by combining long-acting guaifenesin with other ingredients to address various respiratory conditions;

•	developing and commercializing our children’s line of Mucinex products;

•	developing and commercializing line extensions of Delsym;

•	developing and commercializing prescription products to address additional segments of the respiratory market using our platform technology for extended-release guaifenesin; and

•	acquiring or in-licensing additional technologies and additional pharmaceutical products or product candidates in the respiratory therapeutics market.
     Our failure to expand our portfolio of products in both the prescription and OTC respiratory therapeutic markets, or any unexpected delays in launching new products, will impair our ability to execute our growth strategy, which will negatively affect our financial position and results of operations.
We intend to conduct clinical trials on product candidates we develop or acquire in the future, which will be costly, take years to complete and may not ultimately be successful.
     As part of our business strategy, we intend to pursue product candidates that must undergo preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and, because we do not have the ability to conduct our own clinical trials, we will hire third parties to run the trials, which will lessen our control over the process. Clinical trials may take several years to complete and may not be successful. The commencement and completion of clinical trials may be delayed by many factors, including:
•	our inability to obtain materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	inability to demonstrate effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; or

•	varying interpretation of data by the FDA.
     Although we have not been required to conduct extensive clinical trials to obtain FDA approval of our existing products, we expect that many of our future product candidates may require extensive clinical trials. We may not successfully complete clinical trials for our product candidates. Accordingly, we may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay or prevent the commercialization of such product candidates, which could negatively impact our financial position.
          We recently began clinical trials of erdosteine. If these clinical studies are unsuccessful, or if the FDA or other regulatory agencies do not accept or approve the results of such studies, this product may not successfully come to market and our business prospects may suffer.
          In May of 2005, we in-licensed erdosteine, a mucoregulator that is currently approved for use in Europe, South Africa and Asia for treatment of respiratory infections, bronchitis and chronic obstructive pulmonary disease. We recently began clinical trials of erdosteine. We cannot assure you that these trials will be successful or that the FDA or other relevant regulatory agencies will accept the results and approve or clear erdosteine for sale. Further, we continue to evaluate the potential financial benefits and costs of this clinical study and erdosteine. If we determine that the costs associated with attaining regulatory approval of erdosteine exceed the potential financial benefits of that product, or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop the clinical study and/or the development of erdosteine.
Regulatory Risks
Products approved for marketing remain subject to regulation. Complying with such regulation can be costly, and failure to comply could result in a loss of approvals or suspension of product sales.
     We are subject to extensive regulation by the FDA and, to a lesser extent, by other applicable federal agencies, such as the Consumer Product Safety Commission, the Drug Enforcement Administration, the Federal Trade Commission, or FTC, the

Environmental Protection Agency, and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and rules regulate the testing, manufacture, packaging, labeling, storage, record keeping, promotion, distribution, and sale of our products. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could materially and adversely affect our operating results or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect our revenue and the marketing of our products.
     In accordance with the Federal Food, Drug and Cosmetic Act and FDA regulations, our manufacturing processes and the manufacturing processes of our third party manufacturers must also comply with cGMP. The FDA inspects our facilities and the facilities of our third party manufacturers periodically to determine if we and our third party manufacturers are complying with cGMP. The FDA may implement additional regulations with which we and our third party manufacturers would have to comply, which would increase our expenses.
     Additionally, if we or our third party manufacturers fail to comply with federal or state regulations, we could be required to:
•	suspend manufacturing operations;

•	change product formulations;

•	suspend the sale of products with non-complying specifications;

•	initiate product recalls; or

•	change product labeling, packaging or advertising or take other corrective action.
     Any of these actions could materially and adversely affect our financial results.
     Further, our failure to comply with the FDA, FTC or state regulations relating to our product claims and advertising may result in enforcement actions and imposition of penalties or otherwise materially and adversely affect our marketing strategy and product sales.
We may not be able to obtain marketing approval for any of the products resulting from our development efforts and failure to obtain these approvals could materially harm our business.
     The FDA must approve all new medicines before they can be marketed and sold in the United States. The FDA typically requires successfully completing extensive clinical trials and demonstrating manufacturing capability to obtain approval, as described more fully in our Prospectus filed with the SEC pursuant to Rule 424(b)(4) on December 9, 2005, under “Government Regulation.” Clinical development is expensive, uncertain and lengthy, often taking a number of years for an applicant to file a NDA and for the FDA to approve it. Of the large number of drugs in development, only a small percentage result in the submission of a NDA to the FDA, and the FDA approves even fewer for commercialization.
     We may need to successfully address a number of challenges in order to complete the development of our future products. For example, to obtain marketing approval for a new product candidate, we and our third party manufacturers will be required to consistently produce the active pharmaceutical ingredient in commercial quantities and of specified quality on a repeated basis. This requirement is referred to as process validation. If we are unable to satisfy this process validation requirement for a future product candidate, through our third party manufacturers or otherwise, we will not receive approval to market such product.
     In addition, the FDA and other regulatory agencies may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time consuming or expensive and could result in delays in our obtaining marketing approval for future product candidates, or possibly preclude us from obtaining such approval. Such a delay could also increase our commercialization costs, possibly materially.
     Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The FDA and other regulatory authorities may not approve any product that we develop. Even if we do obtain regulatory approval, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

The manufacture and packaging of pharmaceutical products such as our Mucinex, Humibid, Delsym, and our children’s Mucinex product lines are subject to the requirements of the FDA. If we or our third party manufacturers fail to satisfy these requirements, our product development and commercialization efforts may be materially harmed.
     As indicated above, an approved drug and its manufacturer are subject to continual review, including review and approval of the manufacturing facilities. Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third party manufacturer, may require prior FDA review or approval or revalidation of the manufacturing process and procedures in accordance with cGMP. This review or revalidation may be costly and time consuming and could delay or prevent the launch or delivery of a product. To effect a change of site, we and the manufacturer must transfer the relevant manufacturing technology to the new site. This process is detailed and time consuming. If we change the manufacturing site, the FDA will likely require us to perform analytical tests to demonstrate that changing the manufacturing location will not affect the characteristics of the product. If we cannot establish to the satisfaction of the FDA that the products manufactured at the new site are equivalent to those manufactured at the prior site, we may not obtain, or may be delayed in obtaining, approval to manufacture our products at the new site. In addition, if we elect to manufacture products at the facility of another third party, we would need to ensure that the new facility and the manufacturing process are in compliance with cGMP. Any such new facility would be subject to a preapproval inspection by the FDA.
     Furthermore, in order to obtain approval by the FDA of new products, we need to complete testing on both the active pharmaceutical ingredient and on the finished product in the packaging we propose for commercial sales. This testing includes testing of stability, identification of impurities and testing of other product specifications by validated test methods. If the required testing is delayed or produces unfavorable results, we may not obtain approval to launch the product or the FDA may delay its approval.
Our current guaifenesin-based products may be associated with mild and transient side effects including upset stomach, nausea, vomiting, diarrhea, headache, dizziness, confusion, skin rash (including hives), constipation, and drowsiness. Mucinex D may additionally be associated with unusual paleness, increased sweating, weakness, trouble in sleeping, nervousness, restlessness, fast or pounding heartbeat, trembling and difficulty urinating. Our Delsym products may be associated with confusion, constipation, dizziness, drowsiness, headache, nausea or vomiting, and stomach pain. Our children’s line of Mucinex products are not expected to be associated with different side effects or problems. If we or others identify additional, more severe side effects associated with our current or future products, we may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.
     If we or others identify side effects after any of our products are on the market:
•	regulatory authorities may withdraw their approvals;

•	we may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products, or implement changes to obtain new approvals of manufacturers’ facilities;

•	we may recall the affected products from the market;

•	we may experience a significant drop in sales of the affected products;

•	our reputation in the marketplace may suffer;

•	we may become the target of lawsuits, including class action suits; and

•	we may be required to withdraw our products from the market and not be able to re-introduce them into the market.
     Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.
Our products are subject to recalls even after receiving FDA regulatory clearance or approval. Recalls could harm our reputation and business.
     We are subject to ongoing reporting regulations that require us to report to the FDA if our products cause or contribute to a death or serious injury. These reports can lead to stricter safety warnings on product labeling, voluntary company recalls or withdrawal of the product from the market. In addition, if we become aware of adverse event reports, manufacturing defects or insufficient labeling, we may voluntarily elect to recall one of our products. Any recall, which we must report to the FDA, which supervises all such recalls, would divert managerial and financial resources and could harm our reputation with our customers and with the health care professionals who recommend our products, which may have a material adverse effect on our business.
The sale of products containing pseudoephedrine is restricted by additional federal and state government regulations, which may negatively impact our sales of Mucinex D.
          Our Mucinex D product contains pseudoephedrine HCl, a FDA-approved ingredient for the relief of nasal congestion. We launched this product in October 2005. We understand that pseudoephedrine has been used in the illicit manufacture of methamphetamine, a dangerous and addictive drug. On March 9, 2006, President Bush signed into law the Combat Methamphetamine Epidemic Act of 2005, which requires that among other things: (i) effective April 9, 2006, consumers are prohibited from purchasing more than (a) 3.6 grams of pseudoephedrine base per day, which equates to four packages of Mucinex D 18 count and two packages of Mucinex D 36 count per day, and (b) 9.0 grams of pseudoephedrine base per month, which equates to ten packages of Mucinex D 18 count and five packages of Mucinex D 36 count per month; and (ii) effective September 30, 2006, retailers will be required to (a) place products containing pseudoephedrine, including Mucinex D, behind the counter or in locked cabinets in the main section of their store, and (b) keep an electronic record of all pseudoephedrine sales. We believe that, to date, 41states have also enacted regulations concerning the sale of pseudoephedrine, some of which include more restrictive sales limits than the new federal regulations, including limiting the amount of these products that can be purchased at one time, making pseudoephedrine a prescription product, or requiring that these products be located behind the counter, with the stated goal of deterring the illicit/illegal manufacture of methamphetamine. In addition, several retailers, in the absence of such regulations, have begun keeping products containing pseudoephedrine behind the counter. Once the additional federal restrictions on pseudoephedrine sales become effective, if states continue to adopt such regulations in the interim or states adopt more restrictive regulations or if additional retailers institute similar policies, then our sales of Mucinex D and the maximum strength version of the same product, once introduced, may be negatively impacted.
Risks Related to Managing Growth
We depend on our key personnel and if we are not able to retain them or recruit additional technical personnel, our business will suffer.
     We are highly dependent on the principal members of our management. The continued service of our Chief Executive Officer and President, Michael J. Valentino, is critical to our success. Mr. Valentino is the only member of our management team with whom we have entered into an employment agreement, but he may terminate it on short or no notice.
     The loss of any of our other executive officers, including our Executive Vice President, Chief Financial Officer and Treasurer, David Becker, our Executive Vice President, Chief Marketing and Development Officer, Robert Casale, our Executive Vice President, Commercial Operations, John Thievon, our Executive Vice President, Chief Legal and Compliance Officer and Secretary, Walter E. Riehemann, our Senior Vice President of Research and Development, Helmut Albrecht, or our Vice President of Regulatory Affairs, Susan Witham, could cause disruption in our business. We do not carry key man life insurance on any of our key personnel.
     In addition, our growth will require us to hire a significant number of qualified technical personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow our business.
We may undertake strategic acquisitions of technologies and products. Integration of such technologies and products will involve a variety of costs, and we may never realize the anticipated benefits of such acquisitions.
     We intend to pursue opportunities to acquire technologies, brands and products that would allow us to leverage our professional sales force or our marketing and development expertise or enhance our product portfolio or brand recognition in the OTC and prescription markets. We have limited experience in identifying and completing such acquisitions. Further, acquisitions typically entail many risks, including risks related to the integration of the technologies and products. In attempting to integrate such technologies and products, we may experience unexpected integration costs and delays, which may divert management and employee attention and disrupt our ability to develop and introduce new products. If we are not able to successfully integrate our acquisitions, we may not be able to realize the intended benefits of the acquisition.
     As a result of acquiring products or entering into other significant transactions, we have experienced, and will likely continue to experience, significant charges to earnings for acquisitions and related expenses, including transaction costs, closure costs or acquired in-process product development charges. These costs may include substantial fees for investment bankers, attorneys, accountants, and financial printing costs. Charges that we may incur in connection with acquisitions could adversely affect our results of operations for particular quarterly or annual periods. In addition, we may lack the required funds or resources to carry out such acquisitions.
Risks Relating to Intellectual Property
Our U.S. patent no. 6,372,252 was recently subject to a request for reexamination, which the United States Patent and Trade Mark Office, or USPTO, granted upon petition to the USPTO Director. If the USPTO cancels our patent or substantially narrows the claims of our patent such that it no longer protects our products from competition, our business will be materially harmed.
     On April 20, 2005, an anonymous third party filed a request for reexamination with the USPTO of our U.S. patent no. 6,372,252, which contains claims covering a long-acting guaifenesin product, including an immediate-release portion and an extended-release portion that yields a certain pharmacokinetic profile. On June 23, 2005, the USPTO denied the request for reexamination and found that the third party did not raise a substantial new question of patentability based on prior art. On July 22, 2005, the third party who filed the request for reexamination sought review of the USPTO’s denial of its request for reexamination by petition to the Director of the USPTO. The USPTO advised us on August 18, 2005 that the Director had granted the petition and ordered reexamination, and on December 29, 2005, the USPTO advised us of its initial, non-final determination to reject the claims of our U.S. Patent no. 6,372,252. Under typical procedural practices at the USPTO, this preliminary finding was made prior to our presentation of arguments in favor of affirming the claims under this patent. On March 21, 2006, we presented our arguments to the USPTO examiner in a personal interview, and on March 23, 2006 we filed a written response to the USPTO’s initial determination setting out those arguments. On June 20, 2006, the USPTO advised us that it had decided to continue to reject some claims of our U.S. Patent No. 6,372,252 but to confirm that several claims of this patent were patentable. While this communication from the USPTO is designated a final action, we plan to take permitted steps to request reconsideration of some aspects of this action. Under a reexamination proceeding and, upon completion of the proceeding, the USPTO may leave the patent in its present form, narrow the scope of the claims of the patent or cancel all of the claims of the patent. Pursuant to this reexamination, the USPTO will reconsider the patentability of our delivery system for guaifenesin. We expect the USPTO to complete its review in three to six months, and the entire reexamination process, from this point forward, could take up to as much as four additional years, including the potential for two separate appeals.
     We intend to vigorously defend our patent position and believe we will prevail in the reexamination process. We may not be successful, however, in maintaining our patent or the scope of its claims during reexamination and can offer no assurance as to the outcome of a reexamination proceeding. If the USPTO does not confirm our patent or substantially narrows the claims of our patent following a reexamination, then our competitive position could be weakened and we may face stronger and more direct competition, which would negatively impact our business and operating results.
If our patent position does not adequately protect our products and future products, others will be able to compete against us more directly, which may harm our business.
          Our patent portfolio includes two U.S. patents, two foreign patents and several patent applications. Our most significant patents are currently our two U.S. patents, which contain claims covering: a long-acting guaifenesin product, including an immediate-release portion and an extended-release portion that yields a certain pharmacokinetic profile; and the combination of a long-acting guaifenesin product, including an immediate-release portion and an extended-release portion, with another active pharmaceutical ingredient that yields a certain pharmacokinetic profile. The active ingredients in our products and most of our product candidates, including guaifenesin, dextromethorphan and pseudoephedrine, are chemical compounds that have been in existence for many years and are not covered by patents that claim these chemical compounds. Our patents cover a formulation of a product that delivers guaifenesin with a bi-phasic release pattern. They do not and will not contain compound claims for the chemicals in these products. We can offer no assurance that our patents will effectively exclude competitors from introducing similar or equivalent products.
          Our success will depend, in large part, on our ability to obtain additional patents in the United States, maintain our existing patent position and obtain and maintain adequate protection for the other intellectual property incorporated into our products. Our patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. We can offer no assurance that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. In addition, our patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications or that we were the first to file for protection of the inventions set forth in these patent applications. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.
If we are unable to protect the intellectual property rights related to our brands, our ability to compete effectively in the markets for our products could be negatively impacted.
     A significant part of our business strategy is to position Mucinex, our children’s line of Mucinex products and Humibid as preferred brands for relief of respiratory congestion for the OTC cough, cold, allergy, and sinus market and to position Delsym as a preferred brand for cough suppression. We believe that familiarity with our brands is an important competitive advantage and that the growth and sustainability of our market share for our product lines will depend to a significant extent upon the goodwill associated with our related trademarks and trade names. We intend to use the trademarks and trade names on our products to convey that the products we sell are “brand name” products, and we believe consumers ascribe value to our brands. We own the material trademark and trade name rights used in connection with the packaging, marketing and sale of our products. This ownership prevents our competitors or new entrants to the market from using our brand names. Therefore, we view trademark and trade name protection as critical to our business. Although most of our trademarks are registered in the United States, we may not be successful in asserting trademark or trade name protection. If we were to lose the exclusive right to use the Mucinex, Humibid or Delsym brand name or other brand names we establish or acquire in the future, our sales and operating results could be materially and adversely affected. We could also incur substantial costs to prosecute legal actions relating to the use of our trademarks and trade names, which could have a material adverse effect on our business, results of operations or financial condition.
     Additionally, other parties may infringe on our property rights in our trademarks and trade names, which may dilute the value of our brands in the marketplace. Our competitors may also introduce brands that cause confusion with our brands in the marketplace, which could adversely affect the value that our customers associate with our brands and thereby negatively impact our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect those rights through litigation or otherwise. In addition, third parties may assert claims against our trademark and trade name rights, and we may not be able to successfully resolve these claims. In such event, we may lose our ability to use the brand names that are the subject of these claims, which could have a material adverse impact on our sales and operating results. We could also incur substantial costs to defend even those claims that are not ultimately successful, which could materially adversely affect our business, results of operations or financial condition.
If we are unable to protect the confidentiality of our trade secrets and proprietary information, our technology and information may be used by others to compete against us.
     In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. If we do not adequately protect our trade secrets and proprietary information, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial results.
Legal proceedings or third party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing or commercializing products.
     Our technologies, products or potential products in development may infringe rights under patents or patent applications of third parties. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing, or sales of the product or product candidate that is the subject of the suit.
     As a result of patent infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.
     The pharmaceutical industry has experienced substantial litigation and other proceedings regarding patent and other intellectual property rights. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the USPTO and opposition proceedings in the European Patent Office, regarding

====================================================================================================================================

intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.
Risks Relating to Future Financing Needs
We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our marketing and development programs and other operations.
     We will require substantial funds to commercialize our products, launch new products, promote our brand, and conduct development, including preclinical testing and clinical trials, of our potential products. We believe that our existing credit facility and existing cash, coupled with cash flow from product sales, will be sufficient to fund our anticipated levels of operations through at least the next two years. However, our future capital requirements will depend on many factors, including:
•	the success of our commercialization of Mucinex SE, Mucinex DM, Mucinex D,Humibid SE, Delsym, and our children’s line of Mucinex products and the costs associated with related marketing, promotional and sales efforts;

•	the timing of new product launches, product development and advancement of other product candidates into development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities, including raw material sourcing and regulatory compliance; and

•	the costs involved in establishing and protecting our patent, trademark and other intellectual property rights.
          Additional financing may not be available to us when we need it or on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail one or more of our marketing, development, licensing, or acquisition programs. We could be required to seek funds through arrangements with others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preferences over our common stock.
Risks Related to Our Common Stock
Our stock price is volatile and purchasers of our common stock could incur substantial losses.
          Our stock price is volatile. From our initial public offering in July 2005 through August 16, 2006, the trading price of our common stock has ranged from $21.50 to $49.75 per share. The stock market in general, and the market for specialty pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including:
•	the regulatory status of potentially competitive products;

•	regulatory developments;

•	developments or disputes concerning patents or other proprietary rights;

•	our ability to manufacture products to commercial standards;

•	public concern over our drugs;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.
If there are substantial sales of our common stock, our stock price could decline.
     If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares sold in our initial public offering in July 2005, in our secondary offering in December 2005 and in this offering are freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In connection with our initial public offering, the holders of substantially all of our outstanding stock prior to our initial public offering entered into lock-up agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated that, among other things, prohibit the sale of shares of our stock during the period ending 180 days after July 20, 2005. Approximately 5.3 million shares, including the shares of some of our significant stockholders, became eligible for sale upon the expiration of the 180-day lock-up agreements on January 17, 2006. In connection with our secondary offering in December 2005, holders of approximately 12.2 million shares of our stock entered into lock-up agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated that, among other things, prohibit the sale of shares of our stock during the period ending 90 days after December 8, 2005. Approximately 10.8 million of these shares became eligible for sale upon the expiration of the 90-day lock-up agreements on March 7, 2006.
          We have registered approximately 3,243,310 and 2,737,802 shares of common stock that are authorized for issuance under our 1999 Long-Term Incentive Plan and 2005 Incentive Plan, respectively. As of July 31, 2006, 2,708,947 shares were subject to options, 859,656 of which are vested and exercisable. Because they are registered, the shares authorized for issuance under our stock plans can be freely sold in the public market upon issuance, subject to the restrictions imposed on our affiliates under Rule 144.
Our executive officers, directors and major stockholders have the ability to control all matters submitted to stockholders for approval.
     Our executive officers, directors and stockholders who own more than 5% of our outstanding common stock, in the aggregate, currently beneficially own shares representing approximately 36.79% of our capital stock. As a result, if these stockholders choose to act together, they would have significant influence over all matters submitted to our stockholders for approval, as well as our management and affairs. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.
Provisions in our certificate of incorporation and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.
     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which investors might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:
•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.
     The affirmative vote of the holders of at least 66 2 / 3 % of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 66 2 / 3 % of our shares of capital stock entitled to vote.
     In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.
Other than the $45 million cash dividend declared by our board of directors on June 2, 2005, we have not paid cash dividends and do not expect to pay dividends in the future, which means that our stockholders may not be able to realize the value of our shares except through sale.
     Other than the $45 million cash dividend declared by our board of directors on June 2, 2005, we have never declared or paid cash dividends. We expect to retain earnings for our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying dividends in the future, a sale of shares likely is the only opportunity our stockholders will have to realize the value of our common stock. The board of directors will decide whether to pay dividends on common stock from time to time in the exercise of its business judgment.
An active trading market for our common stock may not be sustained.
     Although our common stock is quoted on the NASDAQ Global Select Market, an active trading market for our shares may not continue following this offering. The price of the shares of common stock offered by this prospectus may vary from the market price of our common stock after this offering. You may not be able to sell your common stock at or above the offering price.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements. Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to or affecting us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward- looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:
•	general economic conditions and other factors, including our ability to sell our products;

•	customer response to new products and marketing initiatives;

•	increased competition in the sale of our pharmaceutical products and services and the retention of existing customers;

•	regulatory changes or actions, including those relating to regulation of pharmaceutical products; and

•	the other factors discussed under the section entitled “Risk Factors” and elsewhere in this prospectus.
     The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the

SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares of our common stock offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of common stock offered pursuant to this prospectus. We will bear all costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, subject to certain exceptions.
DESCRIPTION OF CAPITAL STOCK
          Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 50,000,000 shares of preferred stock, $0.01 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.
Common Stock
          General. As of August 7, 2006, there were 35,014,381 shares of common stock outstanding and 138 stockholders of record.
          Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and they do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
          Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
          Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
          Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock.
          Assessment. All outstanding shares of our common stock are fully paid and nonassessable.
Preferred Stock
          As of the date of this prospectus, 50,000,000 shares of undesignated preferred stock are authorized, none of which are outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional, or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights, and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds, and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company.
Warrants
          As of July 31, 2006, we had outstanding warrants to purchase 1,343 shares of our common stock at a weighted average exercise price of $1.12 per share. These warrants have a term of ten years, with the first warrants expiring in April 2011 and the last warrants expiring in June 2013. The warrants do not provide for an extension of these terms and are not callable. The warrants provide for adjustment in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits, or other changes in our corporate structure.
Options
     As of July 31, 2006, options to purchase 2,708,947 shares of common stock at a weighted average exercise price of $8.11 per share were outstanding. The options expire on the first to occur of: (i) ten years from the date of grant; (ii) one year from the date of termination of employment for retirement, death or disability; (iii) immediately upon termination of employment for cause; or (iv) three months from the date of termination of employment for any other reason. The expiration date of the options cannot be extended.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
     Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.
     Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
     Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, the Chairman of the Board or by a resolution adopted by a majority of our board of directors.
     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
     Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding common stock. For more information on the classified board, see the section entitled “Management and Board of Directors – Election of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes replacing a majority of the directors more difficult.
     Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
     Amendment of Certain Provisions in Our Organizational Documents. Our bylaws provide that the amendment of any of the above provisions, except for the undesignated preferred stock provision, would require approval by holders of at least 66 2/3% of our then outstanding common stock.
     The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make accomplishing transactions that stockholders may otherwise deem to be in their best interests more difficult.

Limitations of Liability and Indemnification Matters
     We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or the stockholders; acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
     Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.
Registration Rights of Stockholders
     Mr. Valentino is also entitled to certain registration rights pursuant to his employment agreement with us dated August 11, 2003. Mr. Valentino has the ability to request that we register the common stock issuable upon the exercise of stock options granted to him pursuant to his employment agreement. As of July 31, 2006, Mr. Valentino had been granted options to purchase 932,745 shares of common stock pursuant to this employment agreement.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.
NASDAQ Global Select Market
     Our common stock is quoted on the NASDAQ Global Select Market under the symbol “ARxT”.

SELLING STOCKHOLDERS
     We issued the shares of common stock offered pursuant to this prospectus to the selling stockholders in private placement transactions between July 2001 and August 2003 and each selling stockholder was an accredited investor in those purchases. The selling stockholders purchased such shares in the ordinary course of business and at the time of purchase, had no agreements or understanding to distribute such shares. In connection with these private placements, we entered into agreements with the selling stockholders providing for registration rights with respect to the shares sold in these transactions. These registration rights agreements provided, among other things, that as soon as practicable following completion of our initial public offering, we must file a registration statement registering the shares held by the selling stockholders.
     In accordance with the registration rights granted to the selling stockholders, we have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposal of the shares of common stock offered by this prospectus.
     The following table sets forth information with respect to the selling stockholders and the respective common stock beneficially owned by each selling stockholder that may be offered under this prospectus. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests. The information is based on information that has been provided to us by or on behalf of the selling stockholders. Because the selling stockholders may from time to time use this prospectus to offer all or some portion of the common stock offered hereby, we cannot provide an estimate as to the amount or percentage of any such type of security that will be held by any of the selling stockholders upon termination of any particular offering or sale under this prospectus. We also cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock listed next to their names below. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, after the date on which they provided the information set forth on the table below. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.
     For the purposes of the following table, the number of shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares that a selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, restricted stock unit, warrant or other rights.

	Before Offering
	Number of	Percent of Common	Shares
Name	Shares	Stock Outstanding	Offered Hereby
GAMI Investments, Inc. (1)	2,680	*	2,680
GVI Holdings, Inc. (1)	251,231	*	251,231
SZ Investments, L.L.C. (1)	4,851,702	13.86%	4,851,702
Tullis-Dickerson Capital Focus III, L.P. (2)	784,714	2.24%	784,714
TD Origen Capital Fund, L.P. (2)	328,867	*	328,867
TD Lighthouse Capital Fund, L.P. (2)	433,123	1.24%	433,123
Perseus-Soros BioPharmaceutical Fund, LP (3)	3,372,918	9.63%	3,372,918

*	Less than 1%.

(1)	The address is 2 N. Riverside Plaza, 6th Floor, Chicago, Illinois 60606. Chai Trust Company, L.L.C. shares voting, dispositive and/or investment powers over such shares. The members of the board of managers of Chai Trust Company, L.L.C. are Bert Cohen, JoAnn Zell Gillis, Kellie Zell Harper, Robert Levin, Donald J. Liebentritt, Leah Zell Wanger and Matthew Zell.

(2)	TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P. are managed by TD II Regional Partners, Inc. Tullis-Dickerson Capital Focus III, L.P. is managed by Tullis-Dickerson Partners III, L.L.C. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share the voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of shares owned by the above entities except to the extent of their pecuniary interests therein. The address of TD II Regional Partners, Inc. and Tullis-Dickerson Partners III, L.L.C. is 2 Greenwich Plaza, 4th Floor, Greenwich, Connecticut 06830.

(3)	Perseus-Soros Partners, LLC, is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, L.L.C. is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, L.L.C. and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. The address of the Perseus-Soros BioPharmaceutical Fund, LP is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

PLAN OF DISTRIBUTION
     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ Global Select Market; in privately negotiated transactions;

•	in options transactions; and

•	by any other legally available means.
     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.
     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Some of the underwriters or deemed underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for us in the ordinary course of business.
     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We have agreed to indemnify the selling stockholders and each of their respective directors, officers and affiliates against certain liabilities, including certain liabilities under the Securities Act.
     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which (A) all of the shares covered by this prospectus held by holders who are not affiliates of the Company are eligible for sale pursuant to Rule 144(k) under the Securities Act and (B) all shares covered by this prospectus held by an affiliate of the Company are eligible for sale pursuant to Rule 144 under the Securities Act and could be sold in one transaction in accordance with the volume limitations contained in Rule 144(e)(1)(i) under the Securities Act. Notwithstanding the foregoing obligations, we may, under specified circumstances, suspend the use of the registration statement, or any amendments or supplement thereto.
LEGAL MATTERS
     Alston & Bird LLP will pass upon the legality of the shares offered by this prospectus.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2005 as set forth in their report, which is incorporated by reference in this prospectus and the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We file reports, proxy statements and other documents with the SEC. You may read any copy of any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access our SEC filings.
          This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC requires us to “incorporate by reference” into this prospectus information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus:
1.	Our Annual Report on Form 10-K for the year ended June 30, 2005 filed with the SEC on September 28, 2005;

2.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 10, 2005;

3.	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 filed with the SEC on February 10, 2006;

4.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 11, 2006;

5.	Current Reports on Form 8-K filed with the SEC on: August 10, 2006; August 2, 2006; July 17, 2006; June 22, 2006; June 13, 2006; May 31, 2006; May 25, 2006; May 11, 2006; May 2, 2006; April 4, 2006; March 30, 2006; March 22, 2006; February 16, 2006; February 8, 2006; January 3, 2006; December 30, 2005; December 15, 2005; December 9, 2005; November 10, 2005; November 9, 2005; November 3, 2005; October 28, 2005; October 21, 2005; October 18, 2005; October 14, 2005; October 3, 2005; September 19, 2005; August 22, 2005; and July 26, 2005; and

6.	Our Proxy Statement on Schedule 14-A filed with the SEC on October 28, 2005.
     A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated into this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:
Adams Respiratory Therapeutics, Inc.
     Attention: Investor Relations and Corporate Communications
4 Mill Ridge Lane, Mill Ridge Farm
Chester, New Jersey 07930
Phone: (908) 879-2428
E-mail: investorrelations@adamrst.com

10,025,235 Shares
Common Stock

PROSPECTUS

August 17, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
          The following are expenses incurred in connection with the sale and distribution of the securities registered under this registration statement.

SEC registration fee	$	*
Printing and engraving expenses		10,000
Legal fees and expenses		50,000
Accounting fees and expenses		10,000
Miscellaneous		15,000

Total

*	In accordance with Rule 456(b) of the Securities Act, we are deferring payment of the registration fee for the securities offered under this registration statement.
We will bear all of the expenses shown above. All amounts are estimates.
Item 15. Indemnification of Directors and Officers
          The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our the best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.
          We have entered into indemnification agreements with our officers and directors, which provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.
          We currently maintain a directors’ and officers’ liability insurance policy.
Item 16. Exhibits

Exhibit
Number	Description
5.1	Opinion of Alston & Bird LLP

23.1	Consent of Alston & Bird LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney(1)

(1)	Included on signature pages hereto.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:
     (i) If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chester, New Jersey on August 17, 2006.

ADAMS RESPIRATORY THERAPEUTICS, INC.
/s/ David P. Becker

By: David P. Becker
Its: Chief Financial Officer
     We, the undersigned directors and officers of Adams Respiratory Therapeutics, Inc. (“Adams”) do hereby constitute and appoint Michael J. Valentino, David Becker and Walter Riehemann, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments including post effective amendments to the Registration Statement on Form S-3 relating to the public offering of common stock of Adams sold by certain stockholders and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Michael J. Valentino Michael J. Valentino	Chief Executive Officer and Director (principal executive officer)	August 17, 2006
/s/ David P. Becker David P. Becker	Chief Financial Officer (principal financial and accounting officer)	August 17, 2006
/s/ Kirk K. Calhoun Kirk K. Calhoun	Director	August 17, 2006
Steven A. Elms	Director
/s/ Donald J. Liebentritt Donald J. Liebentritt	Director	August 17, 2006
John N. Lilly	Director
/s/ Joan P. Neuscheler Joan P. Neuscheler	Director	August 17, 2006
/s/ Harold F. Oberkfell Harold F. Oberkfell	Director	August 17, 2006
/s/ William C. Pate William C. Pate	Director	August 17, 2006

EXHIBIT INDEX

Exhibit
Number	Description
5.1	Opinion of Alston & Bird LLP

23.1	Consent of Alston & Bird LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (included in Part II of this Registration Statement)